Exhibit 4.2

E-LOAN, INC.

PROMISSORY NOTE
$3,000,000	March 31, 2001
Dublin, California

E-LOAN, INC., a Delaware corporation (the "Company"), the principal office of which is located at 5875 Arnold Road, Suite 100, Dublin, California 94568, for value received hereby promises to pay to Christian Larsen (the "Lender"), or his registered assigns, on or before April15, 2001 (the "Maturity Date"), the principal sum of Six Million Dollars ($3,000,000.00). All unpaid amounts of principal and interest shall be due and payable in full on the Maturity Date.

The Company also promises to pay interest on the unpaid principal amount hereof from the date hereof until paid at the rate of eight percent (8%) per annum. Notwithstanding the preceding, in the event that this Promissory Note is not repaid on or before the Maturity Date, interest on this Promissory Note shall continue to accrue and be added to the unpaid principal at the rate of fifteen percent (15%) per annum compounded weekly. Notwithstanding anything to the contrary contained elsewhere in this Promissory Note, the Company and Lender agree that in no event shall the interest paid or payable under this note exceed the maximum non-usurious interest rate (the "Maximum Rate") that at any time or from time to time may be contracted for, taken, reserved, charged or received for money loaned under the laws of the State of California. If, in any period, the interest rate, absent any limitation in this Promissory Note, would exceed the Maximum Rate, then the interest rate for that period shall be the Maximum Rate, and, if in future periods, that interest rate would otherwise be less than the Maximum Rate, then that interest rate shall remain at the Maximum Rate until such time as the amount of interest paid hereunder equals the amount of interest which would have been paid if the same had not been limited by the Maximum Rate. Any payment by the Company will in any event be applied first to accrued and unpaid interest and then to principal.

All payments of principal and interest in respect of this Promissory Note shall be made in lawful money of the United States of America to Lender at 5875 Arnold Road, Suite 100, Dublin, California 94568, or such other place as shall be designated in writing for such purpose.

The principal amount, together with all accrued interest thereon, of this Promissory Note may be prepaid at any time or from time to time without penalty. The Company hereby covenants and agrees that 100% of the net proceeds obtained by the Company from the sale and issuance of its capital stock or secured or unsecured notes to Lender shall be applied against the principal and interest due on this Promissory Note until such principal and interest is paid in full.

The obligations of the Company pursuant to this Promissory Note are secured pursuant to a Security Agreement between the Company and Lender dated as of March 31, 2001. The obligations of the Company under this Promissory Note and the rights the Lender to receive payments hereunder are subordinated to the obligations that the Company has to Bank One, NA under the terms of that certain Loan Agreement dated as of April 2, 2001 (the "Loan Agreement"). The Lender may receive payments under this Promissory Note so long as there has been no event of default under the Loan Agreement, and so long as such payments would not cause an event of default under the Loan Agreement at the time of such payment. The obligations of the Company under this Promissory Note are secured by a lien against certain of the Company's assets, and such lien is and shall remain junior in priority to the lien in favor of Bank One NA as provided under the Loan Agreement. Upon an event of default under the Loan Agreement, the Lender shall receive no payments under this Promissory Note unless and until the obligations under the Loan Agreement are indefeasibly paid in full or the default is waived or otherwise cured. Notwithstanding any provision of this paragraph, a failure by the Company to repay this Promissory Note in full on or before the Maturity Date shall be deemed to be a default under this Promissory Note and nothing contained in this paragraph shall impair, as between the Company and the Lender, the obligation of the Company to pay the Lender the principal hereof and interest hereon as and when the same becomes due and payable, or shall prevent the Lender from exercising all rights, power and remedies otherwise provided herein or by applicable law. In the event that this Promissory Note may be paid in part without creating a default under the Loan Agreement, this Promissory Note shall be paid to the maximum amount that woud not result in a default under the Promissory Note.

This Promissory Note is being executed concurrently with a Promissory Note executed by the Company payable to The Charles Schwab Corporation (the "Schwab Note). No repayment shall occur on the Schwab Note unless a proportional amount of this Promissory Note (such proportion being based on the amounts outstanding under this Promissory Note and the Larsen Note) is concurrently repaid.

The Company promises to pay all reasonable costs and expenses, including reasonable attorneys' fees, incurred in the collection and enforcement of this Promissory Note. The Company hereby consents to renewals and extensions of time at or after the Maturity Date hereof, without notice. The Company for itself and its legal successors and assigns, hereby waives diligence, presentment, protest, dishonor, notice of dishonor, demand and notice of every kind.

No extension of time for payment of any amount owing hereunder shall affect the liability of the Company or any person or entity, now or at any time hereafter, liable for payment of the indebtedness evidenced hereby. No delay by the Company, including any delay because of a default under the Loan Agreement, or the Lender hereof in exercising any power or right hereunder shall operate as a waiver of any power or right hereunder. No waiver or modification of the terms of this Promissory Note shall be valid unless in writing and signed by the Lender.

This Promissory Note shall be deemed made and delivered under, and shall be governed by, the internal laws of the State of California in all respects.

The Company agrees that it will not enter into the Loan Agreement until it receives from Bank One NA a written waiver waiving the Company's entering into of this Promissory Note and the repayment of the Promissory Note in accordance with the terms of this Promissory Note.

IN WITNESS WHEREOF, the Company has caused this Promissory Note to be executed and delivered by its duly authorized officers, as of the date and place first above written.

E-LOAN, INC., a Delaware corporation

By /s/ Joseph J. Kennedy

Joseph J. Kennedy

President

By /s/ Matt Roberts

CFO